SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR January 26, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____




Exhibit No.                         Description

Exhibit No. 1     Stolichnaya Distribution announcement dated 24 November 2004
Exhibit No. 2     Employee Trust announcement dated 25 November 2004
Exhibit No. 3     Employee Trust announcement dated 26 November 2004
Exhibit No. 4     Employee Trust announcement dated 29 November 2004
Exhibit No. 5     Employee Trust announcement dated 01 December 2004
Exhibit No. 6     Employee Trust announcement dated 02 December 2004
Exhibit No. 7     Employee Trust announcement dated 06 December 2004
Exhibit No. 8     Directorate announcement dated 06 December 2004
Exhibit No. 9     Employee Trust announcement dated 08 December 2004
Exhibit No.10     Employee Trust announcement dated 09 December 2004
Exhibit No.11     Director Shareholding announcement dated 13 December 2004
Exhibit No.12     Employee Trust announcement dated 14 December 2004
Exhibit No.13     Annual Report on Form 20F announcement dated 16 December 2004
Exhibit No.14     Employee Trust announcement dated 20 December 2004
Exhibit No.15     Employee Trust announcement dated 21 December 2004
Exhibit No.16     Director Shareholding announcement dated 22 December 2004
Exhibit No.17     Employee Trust announcement dated 22 December 2004
Exhibit No.18     Employee Trust announcement dated 30 December 2004
Exhibit No.19     Employee Trust announcement dated 04 January 2005
Exhibit No.20     Employee Trust announcement dated 06 January 2005
Exhibit No.21     Employee Trust announcement dated 07 January 2005
Exhibit No.22     Employee Trust announcement dated 11 January 2005
Exhibit No.23     Director Shareholding announcement dated 11 January 2005
Exhibit No.24     Employee Trust announcement dated 12 January 2005
Exhibit No.25     Director Shareholding announcement dated 12 January 2005
Exhibit No.26     Employee Trust announcement dated 17 January 2005
Exhibit No.27     Employee Trust announcement dated 20 January 2005
Exhibit No.28     Employee Trust announcement dated 21 January 2005

Exhibit No. 1

      ALLIED DOMECQ AND SPI GROUP AGREE STOLICHNAYA DISTRIBUTION

Allied Domecq PLC (Allied Domecq) and SPI Group (SPI) announce that they have today signed contracts for Allied Domecq to market and distribute the Stolichnaya vodka brand portfolio in markets within the European Union, Latin America, Asia Pacific and Africa.

Stolichnaya is the world's  leading Russian vodka brand. It will now become one of Allied Domecq's core brands. Allied Domecq already markets and distributes Stolichnaya on behalf of SPI in the USA, Canada, Mexico and the Nordic region. The original US agreement runs until 31st December, 2010. The new agreement will expire on the same date. Allied Domecq has the right of first refusal for the renewal of both agreements.

Since Allied Domecq began US distribution in January, 2001, sales of Stolichnaya have grown from 1.2 million cases to 1.9 million cases.

The Stolichnaya range of authentic Russian vodkas will be added to the Allied Domecq brand portfolio on a phased market-by-market basis. This process will start almost immediately and will continue over the next three years with new markets being added as and when current distribution arrangements with third parties expire. Allied Domecq expects that the acquisition of new distribution markets for Stolichnaya will have a neutral effect on earnings for the financial year 2005.

ENDS

For further  information:

Media enquiries:
Anthony Cardew, Cardew Group   +44 (0) 20 7930 0777
                               +44 (0) 7770 720389

Investor  enquiries:
Peter Durman,  Director of Group Investor Relations +44 (0) 7771 974817

Exhibit No. 2

                          Allied Domecq PLC
                Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 24 November 2004 and one dated 25 November 2004, that they disposed on those dates of a total of 167,555 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,762,913 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

25 November 2004

Exhibit No. 3

                              Allied Domecq PLC
                   Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 26 November 2004, that they disposed on that date of a total of 18,000 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,744,913 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

26 November 2004

END

Exhibit No. 4

                          Allied Domecq PLC
              Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 29 November 2004, that they disposed on 26 November 2004 and 29 November 2004 of a total of 2,500 American Depositary Shares (ADSs) and 168,798 Ordinary shares of 25p each in Allied Domecq PLC in Allied Domecq PLC.

These ADSs and shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,566,115 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and
Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

29 November 2004

Exhibit No. 5

                             Allied Domecq PLC
                 Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 30 November 2004 and 1 December 2004, that they disposed on those dates of a total of 163,250 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,402,865 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

1 December 2004

Exhibit No. 6

                                Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 1 December 2004, that they disposed on that date of a total of 95,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,307,865 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

2 December 2004

Exhibit No. 7

                            Allied Domecq PLC
              Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications dated 6 December 2004, that they disposed on 3 December 2004 and 6 December 2004 of a total of 54,852 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,253,013 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

6 December 2004

END

Exhibit No.8

6 December 2004

                     Allied Domecq PLC - Directorate

Following the announcement that Donald Brydon will retire as a Non-Executive Director on 27 January 2005, the Board of Allied Domecq PLC announces that Bruno Angelici, a current Non-Executive Director, will be appointed as Chairman of the Remuneration Committee with effect from 28 January 2005.

                                                         ends
Media enquiries:
Stephen Whitehead - 020 7009 3927
Director of Group Corporate Affairs, Allied Domecq PLC

Rupert Pittman - 020 7930 0777
Cardew Group

Investor enquiries:
Peter Durman - 0117 978 5753
Director of Group Investor Relations, Allied Domecq PLC

Exhibit No.9

                       Allied Domecq PLC
           Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications, one dated 7 December 2004 and one date 8 December 2004, that they disposed on those dates of a total of 37,798 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,215,215 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

8 December 2004

Exhibit No.10

                        Allied Domecq PLC
          Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have been advised under a notification dated 9 December 2004, that they disposed on this date of a total of 50,202 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,165,013 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

9 December 2004

Exhibit No.11


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,283 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,712 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of  shares/amount  of stock acquired

24 Partnership  shares
 6 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP5.059200 - Partnership and Matching shares

13) Date of transaction

6 December 2004 - Partnership and Matching share award

14) Date company informed

10 December 2004

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
         (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,313 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,742 - Total

16) Total percentage holding of issued class following this notification

0.05%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

Date of Notification 13 December 2004

Exhibit No.12

                          Allied Domecq PLC
             Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications, one dated 13 December 2004 and one date 14 December 2004, that they disposed on those dates of a total of 27,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,137,513 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

14 December 2004

Exhibit No.13

Allied Domecq PLC

16 December 2004

Doc. Re US Annual Report on Form 20-F for the year ended 31 August 2004

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7066 1000

Exhibit No.14

                                Allied Domecq PLC
                      Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications, both dated 20 December 2004, that they disposed on this date of a total of 191,470 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 20,946,043 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

20 December 2004

Exhibit No.15

                       Allied Domecq PLC
              Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 21 December 2004, that they disposed on this date of a total of 22,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,923,543 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 December 2004

Exhibit No.16

                               SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director

RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                 -  6,752 SHARES HELD IN PEPs
                 - 73,106 SHARES HELD IN TOWERS PERRIN
                          SHARE PLAN SERVICES (GUERNSEY)
                          LTD, TRUSTEES OF THE ADPLC SHARE
                          OWNERSHIP TRUST
                 -  3,500 SHARES HELD IN VIDACOS NOMINEES
                          LIMITED A/C SSB1
MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME
                 - 11,142 SHARES HELD IN PEPs
TOTAL            -168,176 SHARES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND
RE-INVESTMENT)

7) Number of shares/amount of
stock acquired

MR R G TURNER  -  76 SHARES
MRS S A TURNER -  46 SHARES
TOTAL          - 122 SHARES

8) Percentage of issued class

0.000%

9) Number of shares/amount
of stock disposed

NIL

10) Percentage of issued class

NIL

11) Class of security

25P ORDINARY SHARES

12) Price per share

509.5 PENCE

13) Date of transaction

20 DECEMBER 2004

14) Date company informed

21 DECEMBER 2004

15) Total holding following this notification

RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                 -  6,828 SHARES HELD IN PEPs
                 - 73,106 SHARES HELD IN TOWERS PERRIN
                          SHARE PLAN SERVICES (GUERNSEY)
                          LTD, TRUSTEES OF THE ADPLC SHARE
                          OWNERSHIP TRUST
                -   3,500 SHARES HELD IN VIDACOS NOMINEES
                          LIMITED A/C SSB1
MRS S A TURNER  -  66,176 SHARES HELD IN OWN NAME
                -  11,188 SHARES HELD IN PEPs
TOTAL           - 168,298 SHARES

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES B. BROWN
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY

Date of Notification 22 DECEMBER 2004

Exhibit No.17

                            Allied Domecq PLC
                 Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under separate notifications, both dated 22 December 2004, that they disposed on this date of a total of 40,031 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,883,512 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

22 December 2004

Exhibit No.18

                               Allied Domecq PLC
                      Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under separate notifications, both dated 30 December 2004, that they disposed on this date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,868,512 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

30 December 2004

Exhibit No.19

                             Allied Domecq PLC
                    Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 31 December 2004, that they disposed on that date of a total of 42,980 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,825,532 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

4 January 2005

Exhibit No.20

                               Allied Domecq PLC
                      Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 5 January 2005, that they disposed on that date of a total of 494,247 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 20,331,285 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

6 January 2005

Exhibit No.21

                           Allied Domecq PLC
                Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 6 January 2005 and one dated 7 January 2005, that they disposed on those dates of a total of 18,606 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 20,312,679 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

7 January 2005

Exhibit No.22

                            Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 10 January 2005, that they disposed on that date of a total of 60,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,252,679 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

11 January 2005

Exhibit No.23

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
           PLC Share Ownership Trust
  1,313 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,742 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

25    Partnership shares
 6 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP5.075000 - Partnership and Matching shares

13) Date of transaction

5 January 2005 - Partnership and Matching share award

14) Date company informed

11 January 2005

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
         (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,344 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,773 - Total

16) Total percentage holding of issued class following this notification

0.05%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

Date of Notification 11 January 2005

Exhibit No.24

                                Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 11 January 2005, that they disposed on that date of a total of 59,634 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 20,193,045 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

12 January 2005

Exhibit No.25

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director
GRAHAM CHARLES HETHERINGTON


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GRAHAM CHARLES HETHERINGTON 78,507 SHARES HELD IN OWN NAME
                           111,390 SHARES HELD IN TOWERS PERRIN SHARE PLAN
                                   SERVICES LTD,TRUSTEE OF THE ALLIED DOMECQ
                                   PLC SHARE OWNERSHIP TRUSTS
                             3,500 SHARES HELD IN GREENWOOD NOMINEES LIMITED
TOTAL                      193,397 SHARES


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of SAYE option over 6,440 shares at 262 pence per share granted on 3 December 1999

7) Number of shares/amount of stock acquired

GRAHAM CHARLES HETHERINGTON 6,440 shares

8) Percentage of issued class

Less than 0.0006%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

25P ORDINARY SHARES

12) Price per share

262 pence per share

13) Date of transaction

4 January 2005

14) Date company informed

5 January 2005

15) Total holding following this notification

GRAHAM CHARLES HETHERINGTON 84,947 SHARES HELD IN OWN NAME
                           111,390 SHARES HELD IN TOWERS PERRIN
                                   SHARE PLAN SERVICES LTD,TRUSTEE
                                   OF THE ALLIED DOMECQ PLC SHARE
                                   OWNERSHIP TRUSTS
                             3,500 SHARES HELD IN GREENWOOD NOMINEES LIMITED
TOTAL                      199,837 SHARES

16) Total percentage holding of issued class following this notification

0.018%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

470,871

23) Any additional information

The exercise of this SAYE share option by Graham Charles Hetherington was connected with the disposal of 494,247 shares by the Trustee of the Company's employee benefit discretionary trust on 5 January 2005 and notified on 6 January 2005


24) Name of contact and telephone number for queries

CHARLES BROWN
TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES BROWN,
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY
TELEPHONE 0117 978 5265

Exhibit No.26

                               Allied Domecq PLC
                     Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 14 January 2005 and two dated 17 January 2005, that they disposed on those dates of a total of 171,679 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 20,021,366 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

17 January 2005

Exhibit No.27

                                 Allied Domecq PLC
                      Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 19 January 2005, that they disposed on 18 and 19 January 2005, of a total of 2,544 American Depositary Shares (ADSs) and 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 20,003,690 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

20 January 2005

Exhibit No. 28

                                Allied Domecq PLC
                        Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 21 January 2005, that they disposed on that date of a total of 17,469 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 19,986,221 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 January 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

26 January, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary